Filed by Graf Acquisition Corp. IV

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Graf Acquisition Corp. IV

Commission File No. 001-40427

Date: May 16, 2023

Graf Acquisition Corp. IV Currently Has Proxies from More Than 65%

of its Stockholders to Approve Extension

•	Graf currently has proxies from more than 65% of its stockholders to approve an extension of the time it has to close the business combination with NKGen to September 29, 2023 (the “Extension”).

•	Votes to approve the Extension will be cast at a special meeting of Graf stockholders to be held on May 22, 2023.

•	If the Extension is approved, Graf’s sponsor to deposit additional $0.03 per non-redeeming share, per month (up to $165,000 per month in the aggregate) into Trust Account.

•	Graf Trust Account cash to be moved to an interest-bearing account at Citibank, N.A., with initial annualized yield expected to be approximately 4.75%.

•	No Trust Account cash or interest will be used to pay excise tax liability, if any.

•	A Registration Statement on Form S-4 relating to the business combination was filed with the SEC on May 15, 2023.

THE WOODLANDS, Texas, May 16, 2023 (BusinessWire) – Graf Acquisition Corp. IV (NYSE: GFOR) (“Graf”), announced today that it has been informed that it currently has received stockholder votes from more than 65% of its stockholders to approve the Extension to September 29, 2023. Graf stockholders will cast their votes to approve the Extension at the special meeting of Graf stockholders to be held on May 22, 2023.

As previously announced on April 14, 2023, Graf signed a merger agreement for a business combination (the “business combination”) with NKGen Biotech, Inc. (“NKGen”), a biotechnology company developing cell therapies for neurodegenerative and oncological diseases, based on activated natural killer cells, or NK cells. NKGen is expected to release clinical trial data from oncology and Alzheimer’s trials at the American Society of Clinical Oncology (“ASCO”) conference and the Alzheimer’s Association International Conference in June and July 2023, respectively. Graf currently believes that the Extension provides sufficient time to complete the business combination.

The deadline for Graf stockholders to redeem their shares in connection with the Extension is 5:00 p.m., Eastern time, on May 18, 2023. If the Extension is implemented, Graf Acquisition Partners IV LLC, Graf’s sponsor, has agreed to deposit into the Trust Account the lesser of (a) an aggregate of $165,000 per month or (b) $0.03 per month, per share that remains outstanding and is not redeemed in connection with the Extension, commencing on May 26, 2023. Graf urges its stockholders to continue holding their shares into the Extension. Graf reminds stockholders that, if they do not redeem their shares in connection with the Extension and hold their shares, they will have another opportunity to redeem their shares at the accreted value of cash in the Trust Account in connection with the stockholder meeting held to approve the business combination, which meeting is expected to take place in the third quarter of 2023.

In addition, if the Extension is implemented, Graf will move any cash remaining in the Trust Account after redemptions to an interest-bearing deposit account at Citibank, N.A. Such accounts are currently offering annualized yields of approximately 4.75%, but such rates are variable and there is no certainty Graf will realize this yield upon its initial deposit or through the Extension.

None of the proceeds held in or deposited into the Trust Account or interest earned thereon will be used to pay for any excise tax that may be due in connection with any redemptions.

On May 15, 2023, Graf filed a Registration Statement on Form S-4 (File No. 333-271929) relating to the business combination (the “Registration Statement”) with the Securities and Exchange Commission (the “SEC”).

About Graf Acquisition Corp. IV

Graf Acquisition Corp. (NYSE: GFOR, GFOR.U, GFOR WS) is a blank-check company incorporated as a Delaware corporation and formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses. Graf is headquartered in The Woodlands, TX.

About NKGen Biotech, Inc.

NKGen Biotech, Inc. is a clinical-stage biotechnology company incorporated as a Delaware corporation and focused on the development and commercialization of innovative autologous, allogeneic and CAR-NK Natural Killer (NK) cell therapeutics. The company is headquartered in Santa Ana, California.

Additional Information and Where to Find It

Graf filed a definitive proxy statement with the SEC on May 3, 2023 to be used at the Special Meeting. Graf’s stockholders and other interested persons are advised to read the definitive proxy statement relating to the Extension, as it contains important information about the Extension, NKGen, Graf and the business combination. The definitive proxy statement and other relevant materials for the Extension have been mailed to stockholders of record of Graf as of April 27, 2023, the record date established for voting on the Extension.

In addition, Graf has filed the Registration Statement with the SEC that includes a proxy statement/prospectus of Graf that will be both the proxy statement to be distributed to holders of Graf’s common stock in connection with its solicitation of proxies for the vote by Graf’s stockholders with respect to the business combination and other matters as may be described in the Registration Statement, as well as the prospectus relating to the offer and sale of the securities to be issued in the business combination. The Registration Statement is not yet effective. After the Registration Statement is declared effective by the SEC, Graf will mail a definitive proxy statement/prospectus and other relevant documents to its stockholders as of a record date to be established for voting on the business combination. The Registration Statement, including the proxy statement/prospectus contained therein, when it is declared effective by the SEC, will contain important information about the business combination and the other matters to be voted upon at a meeting of Graf’s stockholders to be held to approve the business combination and other matters. Graf may also file other documents with the SEC regarding the business combination. Graf stockholders and other interested persons are advised to read the preliminary proxy statement/prospectus included in the Registration Statement, as well as any amendments or supplements thereto, and the definitive proxy statement/prospectus, when available, and other documents filed in connection with the business combination, as these documents will contain important information about Graf, NKGen, and the business combination.

Graf’s stockholders may obtain copies of the aforementioned documents and other documents filed by Graf with the SEC, without charge, once available, at the SEC’s web site at www.sec.gov, or by directing a request to: Graf Acquisition Corp. IV, 1790 Hughes Landing Blvd., Suite 400, The Woodlands, Texas 77380, Attention: Anthony A. Kuznik, EVP & General Counsel.

Participants in the Solicitation

Graf and its directors and executive officers may be deemed to be participants in the solicitation of proxies from Graf’s stockholders with respect to the Extension. Information regarding the names of Graf’s directors and officers and their interests in Graf is contained in the definitive proxy statement relating to the Extension as well as in the Annual Report on Form 10-K for the year ended December 31, 2022, filed by Graf with the SEC on March 31, 2023. In addition, information regarding the persons who may be deemed participants in the solicitation of proxies from Graf’s stockholders in connection with the Extension is contained in the definitive proxy statement relating to the Extension.

In addition, Graf, NKGen and their respective directors, executive officers and other members of management and employees may be deemed participants in the solicitation of proxies from Graf’s stockholders with respect to the business combination. Information regarding the interests of those participants and other persons who may be deemed participants in the solicitation of proxies from Graf’s stockholders in connection with the business combination and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus included in the Registration Statement and other relevant documents to be filed with the SEC regarding the business combination when they become available.

Investors and security holders of Graf and NKGen are urged to carefully read the aforementioned documents and other relevant documents that Graf has and will file with the SEC in connection with the Extension and the business combination, when they become available, because they will contain important information about the Extension and the business combination. You may obtain free copies of these documents as indicated above.

No Offer or Solicitation

This communication shall not constitute  an offer to sell, a solicitation of an offer to buy or a recommendation to purchase any securities, or  a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the business combination. This communication shall also not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Forward-Looking Statements

Certain statements included in this document that are not historical facts are forward looking statements for purposes of the safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook,” “project,” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters. Forward-looking statements include statements relating to the business combination, the Extension, NKGen’s or Graf’s ability to consummate the business combination during the Extension, expectations regarding NKGen’s business development, as well as Graf’s intention to move cash remaining in the Trust Account after redemptions to an interest-bearing deposit account and the prevailing interest rate on such accounts.  These statements are based on various assumptions, whether or not identified in this document, and on the current expectations of the respective management of NKGen and Graf and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by an investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of NKGen and Graf. These forward-looking statements are subject to a number of risks and uncertainties, including the ability of stockholders to revoke their proxies and change their vote with respect to the Extension up to and during the Special Meeting, which could cause the current results to differ materially, including the possibility that the Extension is voted down by Graf’s stockholders; the inability of the parties to successfully or timely consummate the business combination; the failure to obtain the Extension or any other extensions necessary to consummate the business combination; the prevailing interest rate on interest-bearing deposit accounts; the failure to satisfy the conditions to the consummation of the business combination, including the approval of the merger agreement entered into between Graf and NKGen for the business combination by Graf’s stockholders, the satisfaction of the minimum cash condition and the receipt of certain governmental and regulatory approvals; the inability to obtain any PIPE investments; the effect of the announcement or pendency of the business combination on NKGen’s business relationships, operating results, and business generally; the risk that the business combination disrupts the current plans and operations of NKGen; the risk that regulatory approvals for NKGen’s product development are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the post-business combination company (“New NKGen”) or the expected benefits of the business combination; NKGen’s ability to manage future growth; NKGen’s ability to manage clinical trials or studies, including any compassionate use programs and develop product pipeline; the dependence on the success of NKGen’s SNK natural killer cell technology platform; New NKGen’s ability to meet the listing standards of the New York Stock Exchange, NYSE American or the Nasdaq Stock Market; the amount of redemption requests made by Graf’s public stockholders; the ability of New NKGen to obtain additional financing required for operations and growth in the future; the outcome of any potential litigation, government and regulatory proceedings, investigations and inquiries; the complexity of numerous regulatory and legal requirements that NKGen needs to comply with to operate its business; the failure to obtain, adequately protect, maintain or enforce NKGen’s intellectual property rights; the ability of Graf or New NKGen to issue equity or equity-linked securities in connection with the business combination or in the future; the costs associated with New NKGen operating as a public company; the lack of active trading market for New NKGen’s common stock; the concentrated ownership of New NKGen common stock among NKGen’s existing executive officers, directors and principal stockholders; and those factors discussed in the Registration Statement under the heading “Risk Factors,” and other documents filed, or to be filed, by Graf with the SEC. If any of these risks materialize or the assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither Graf nor NKGen presently know, or that Graf or NKGen currently believe are immaterial, that could also cause actual results to differ from those contained in the forward-looking statements in this document. In addition, forward-looking statements reflect Graf’s and NKGen’s expectations, plans, or forecasts of future events and views as of the date of this document. Graf and NKGen anticipate that subsequent events and developments will cause Graf’s and NKGen’s assessments to change. However, while Graf and NKGen may elect to update these forward-looking statements at some point in the future, Graf and NKGen specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing Graf’s and NKGen’s assessments as of any date subsequent to the date of this document. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Contact information

Sabrina McKee

Chief Financial Officer and EVP, Strategy

Graf Acquisition Corp. IV

sabrina@grafacq.com